UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Report on 2022 First-Half Results

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is being furnished by Kornit Digital Ltd. (“Kornit”) to the Securities and Exchange Commission (the “SEC”) for the sole purposes of furnishing:

(i)	unaudited interim consolidated financial statements of Kornit as of, and for the six month period ended, June 30, 2022 (the “Financial Statements”) (which serve as Exhibit 99.1 to this Form 6-K); and

(ii)	Operating and Financial Review and Prospects, which contains Kornit’s management’s discussion and analysis of Kornit’s financial condition and results of operations as of, and for the six month period ended, June 30, 2022 (and which serves as Exhibit 99.2 to this Form 6-K).

Exhibits

Exhibit Index

Exhibit Number	Document Description
99.1	Unaudited condensed interim consolidated financial statements of Kornit as of, and for the six month period ended, June 30, 2022
99.2	Operating and Financial Review and Prospects of Kornit as of, and for the six month period ended, June 30, 2022
EX-101.INS	XBRL Taxonomy Instance Document
EX-101.SCH	XBRL Taxonomy Extension Schema Document
EX-101.CAL	XBRL Taxonomy Calculation Linkbase Document
EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
EX-101.LAB	XBRL Taxonomy Label Linkbase Document
EX-101.PRE	XBRL Taxonomy Presentation Linkbase Document

Incorporation by Reference

The foregoing six-month unaudited condensed interim consolidated financial statements, and Operating and Financial Review and Prospects covering that six month period, are incorporated by reference into Kornit’s registration statements on Form F-3 (File No. 333-248784) and Form S-8 (File Nos. 333-203970, 333-214015, 333-217039, 333-223794, 333-230567, 333-237346, 333-254749, and 333-263975).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: September 29, 2022	By:	/s/ Alon Rozner
	Name:	Alon Rozner
	Title:	Chief Financial Officer

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